NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
               |_| Form 10-D |X| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2006

   |_|   Transition Report on Form 10-K

   |_|   Transition Report on Form 20-F

   |_|   Transition Report on Form 11-K

   |_|   Transition Report on Form 10-Q

   |_|   Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Timothy Plan Family of Funds

         Timothy Plan Small Cap Value Fund
         Timothy Plan Large/Mid-Cap Value Fund
         Timothy Plan Large/Mid-Cap Growth Fund
         Timothy Plan Fixed Income Fund
         Timothy Plan Aggressive Growth Fund
         Timothy Plan Conservative Growth Fund
         Timothy Plan Strategic Growth Fund
         Timothy Plan Patriot Fund
         Timothy Plan Money Market Fund
         Timothy Plan Small Cap Variable Portfolio
         Timothy Plan Conservative Growth Variable Portfolio
         Timothy Plan Strategic Growth Variable Portfolio

________________________________________
Full Name of Registrant

________________________________________
Former Name if Applicable

1055 Maitland Center Commons Blvd
Address of Principal Executive Office (Street and Number)

Maitland, FL  32751
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the

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      prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

             Additional time needed to finalize financial statements

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Terry Gallagher      317-917-7030         _________________________
             (Name)           (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Timothy Plan Family of Funds
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 2/28/07      By  /s/ Arthur D Ally
                    -------------------------------------